Exhibit 99.3

TURQUOISE HILL RESOURCES LTD.

354 – 200 Granville Street, Vancouver, British Columbia V6C 1S4

Tel: (604) 688 5755

P R O X Y

This proxy is solicited by the management of TURQUOISE HILL RESOURCES LTD. (the “Corporation”) for the Annual General Meeting of its shareholders (the “Meeting”) to be held on May 8, 2014.

The undersigned hereby appoints, Kay Priestly, the Chief Executive Officer of the Corporation, or, failing her, David Klingner, the Chairman of the Corporation, or instead of any of the foregoing, (insert name)                                 , as nominee of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the Meeting to be held at the Terminal City Club located at 837 West Hastings Street, Vancouver, British Columbia, on May 8, 2014 at 9:00 am local time, and at any adjournments or postponements thereof, and directs the nominee to vote or withhold from voting, as the case may be, the shares of the undersigned in the manner indicated below. Voting recommendations are indicated in bold:

1.	ELECTION OF DIRECTORS

The nominees proposed by management of the Corporation are:

ROWENA ALBONES	FOR ☐ WITHHOLD ☐
JILL GARDINER	FOR ☐ WITHHOLD ☐
R. PETER GILLIN	FOR ☐ WITHHOLD ☐
DAVID KLINGNER	FOR ☐ WITHHOLD ☐
KAY PRIESTLY	FOR ☐ WITHHOLD ☐
RUSSEL C. ROBERTSON	FOR ☐ WITHHOLD ☐
JEFFERY D. TYGESEN	FOR ☐ WITHHOLD ☐

2.	APPOINTMENT OF AUDITORS

To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

FOR ☐     WITHHOLD ☐

3.	To transact any other business as may properly come before the Meeting or at any adjournment or postponement thereof.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED:                     , 2014.

Signature of Shareholder

(Please print name here)

NOTES:

A proxy will not be valid unless the completed, signed and dated form of proxy is sent to CST Trust Company, by facsimile, Attention: Proxy Department, at 1-416-368-2502 or 1-866-781-3111 or by mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by e-mail at proxy@canstockta.com or delivered by hand to The Oceanic Plaza, 1066 Hastings Street, Suite 1600, Vancouver, British Columbia, V6E 3X1, or 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6, or 2001 University, 16th Floor, Montreal, Quebec, H3A 2A6 and received by CST Trust Company not less than 48 hours (excluding Saturdays and holidays) before the time at which the Meeting is to be held, or any adjournment or postponement thereof, or delivered to the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof.

Any one of the joint holders of a common share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by a proxyholder, that one of them whose name appears first in the register of members in respect of the common share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or an attorney duly authorized in writing.

A shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The common shares represented by the proxy will be voted for or against or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and where a choice with respect to a matter to be acted on is specified, the common shares will be voted in accordance with that specification, however, if no such instructions are given, in respect of any matter, this proxy will be voted as recommended by the management of the Corporation. This proxy confers discretionary authority with respect to amendments or variations to matters identified or referred to in the accompanying Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting or any adjournment or postponement thereof.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the management of the Corporation to the holder.

The information circular, which contains disclosure relating to the matters to be acted upon can be accessed electronically on the SEDAR website at www.sedar.com. A shareholder may also request, free of charge, a copy of the relevant information circular by contacting the Corporate Department at 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, or at 604-688-5755 or through the Company’s website at www.turquoisehill.com.

OR Vote by Internet:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information. Have this form of Proxy available when you access the website at www.cstvotemyproxy.com. You will be prompted to enter your 13-digit Control Number which is located in the box below. You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website. The cut-off time for voting over the Internet is 5:00 p.m. (Pacific Time) on May 6, 2014.

Affix label here

Name of Shareholder

Address of Shareholder